UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended

Commission File Number

Akumin Inc.

(Exact name of Registrant as specified in its charter)

Ontario	8071	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8300 W. Sunrise Boulevard

Plantation, Florida 33322

(844) 730-0050

(Address and telephone number of Registrant’s principal executive offices)

Akumin Corp.

8300 W. Sunrise Boulevard

Plantation, Florida 33322

(844) 730-0050

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	AKU	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.  ☐    Yes  ☒    No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files.   ☐    Yes  ☐    No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

EXPLANATORY NOTE

Akumin Inc. (the “Company”, the “Registrant”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement of the Registrant contain forward-looking statements that reflect our management’s expectations with respect to future events, our financial performance and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of the words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words (including negative and grammatical variations), or statements that certain events or conditions “may” or “will” occur, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, including, without limitation, those described in the Company’s Annual Information Form for the year ended December 31, 2019 filed as Exhibit 99.58 to this Registration Statement. No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the Exhibits incorporated by reference into this Registration Statement should not be unduly relied upon. The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Registration Statement in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant has historically prepared its consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, which differ in certain respects from United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the SEC. Therefore, the Registrant’s financial statements filed with this Registration Statement may not be comparable to financial statements prepared in accordance with U.S. GAAP.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.85, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of the experts named in the foregoing Exhibits as Exhibits 99.81, 99.82, 99.83, 99.84 and 99.85, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading “Capital Structure” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2019, attached hereto as Exhibit 99.58.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements. (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in United States dollars.

CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual obligations of the Registrant as of December 31, 2019:

		Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Accounts payable and accrued liabilities	26,262,225	26,262,225	—	—	$—
May 2019 Loans	352,494,000	3,320,000	11,095,000	338,079,000	—
Derivative financial instruments	951,702	—	951,702	—	—
Wesley Chapel Loan	1,514,460	385,952	832,152	296,356	—
Earn-out liability	14,834,067	7,529,962	7,304,105
Subordinated note - earn-out	184,485	—	184,485	—	—
Leases	235,324,518	19,812,112	38,450,324	33,802,172	143,259,910

Total	631,565,457	57,310,251	58,817,768	372,177,528	143,259,910

NASDAQ CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the listing rules of the Nasdaq Stock Market LLC (the “Nasdaq Stock Market Rules”) must disclose the ways in which its corporate governance practices differ from those followed by domestic companies. As required by Nasdaq Rule 5615(a)(3), the Registrant will disclose on its website, akumin.com/investor-relations, as of the listing date, each requirement of the Nasdaq Stock Market Rules that it does not follow and describe the home country practice followed in lieu of such requirements.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

99.1	Credit Agreement dated August 15, 2018 among, inter alios, Akumin Inc., as parent guarantor, Akumin Corp. as borrower and BBVA Compass Bank, as Administrative Agent

99.2	News Release dated March 27, 2019

99.3	Annual Information Form of Akumin Inc. for the year ended December 31, 2018 dated March 28, 2019

99.4	Management Certification of Form 13-502F1 dated March 29, 2019

99.5	Management Certification of Form 13-501F1 dated March 29, 2019

99.6	News Release dated March 29, 2019

99.7	News Release dated April 15, 2019

99.8	Confirmation of Notice of Record and Meeting Dates dated April 18, 2019

99.9	Share Purchase Agreement for TIC Acquisition Holdings, LLC dated April 15, 2019 among Akumin Inc., as Parent, Akumin Corp., as Purchaser and the sellers and principals signatory thereto

99.10	Share Purchase Agreement for SFL Radiology Holdings, LLC dated April 15, 2019 among Akumin Inc., as Parent, Akumin Corp., as Purchaser and the sellers and principals signatory thereto

99.11	Share Purchase Agreement for ADG Acquisition Holdings, Inc. dated April 15, 2019 among Akumin Inc., as Parent, Akumin Corp., as Purchaser and the sellers and principals signatory thereto

99.12	Material Change Report of Akumin Inc. dated April 25, 2019

99.13	Commitment Letter to Akumin Inc. from Compass Bank dba BBVA Compass and BBVA Securities Inc. dated April 15, 2019

99.14	News Release dated May 9, 2019

99.15	News Release dated May 15, 2019

99.16	Condensed Interim Consolidated Financial Statements (Unaudited) of Akumin Inc. dated March 31, 2019

99.17	Management’s Discussion and Analysis of Akumin Inc. for the three-month periods ended March 31, 2019 and 2018

99.18	Certification of Interim Filings by CFO dated May 15, 2019

99.19	Certification of Interim Filings by CEO dated May 15, 2019

99.20	Notice of Annual General Meeting of Shareholders of Akumin Inc. dated May 20, 2019

99.21	Notice of Meeting and Management Information Circular dated May 20, 2019

99.22	Certificate redissemination to shareholders dated May 31 2019

99.23	Form of Proxy for Annual General Meeting of Akumin Inc. to be held on June 21, 2019

99.24	News Release dated June 3, 2019

99.25	Material Change Report of Akumin Inc. dated June 7, 2019

99.26	First Amendment to Loan Documents dated May 31, 2019, among Akumin Inc., as parent guarantor, Akumin Corp., as borrower, the subsidiary guarantors party thereto, the lenders party thereto and Compass Bank d/b/a BBVA Compass, as administrative agent

99.27

Refiled First Amendment to Loan Documents dated May 31, 2019, among Akumin Inc., as parent guarantor, Akumin Corp., as borrower, the subsidiary guarantors party thereto, the lenders party thereto and Compass Bank d/b/a BBVA Compass, as administrative agent

99.28	News Release dated June 21, 2019

99.29	News Release dated August 7, 2019

99.30	Condensed Interim Consolidated Financial Statements (Unaudited) of Akumin Inc. dated June 30, 2019

99.31	Management’s Discussion and Analysis of Akumin Inc. for the three and six-month periods ended June 30, 2019 and 2018

99.32	Certification of Interim Filings by CFO dated August 14, 2019

99.33	Certification of Interim Filings by CEO dated August 14, 2019

99.34	News Release dated August 14, 2019

99.35	News Release dated August 19, 2019

99.36	Business Acquisition Report dated August 22, 2019

99.37	News Release dated November 8, 2019

99.38	Consolidated Financial Statements Restated of Akumin Inc. for the year ended December 31, 2018

99.39	Management’s Discussion and Analysis (Amended) of Akumin Inc. for the year ended December 31, 2018 and the 15-month period ended December 31, 2017

99.40	Condensed Interim Consolidated Financial Statements (Unaudited) of Akumin Inc. dated September 30, 2019

99.41	Management’s Discussion and Analysis of Akumin Inc. for the three-month and nine-month periods ended September 30, 2019 and 2018

99.42	News Release dated November 14, 2019

99.43	Certification of Interim Filings by CFO dated November 14, 2019

99.44	Certification of Interim Filings by CEO dated November 14, 2019

99.45	Certification of Refiled Annual Filings by CFO dated November 14, 2019

99.46	Certification of Refiled Annual Filings by CEO dated November 14, 2019

99.47	Change of Auditor Notice dated December 2, 2019

99.48	Letter from Former Auditor dated December 2, 2019

99.49	Letter from Successor Auditor dated December 2, 2019

99.50	News Release dated December 2, 2019

99.51	Confirmation of Notice of Record and Meeting Dates dated March 13, 2020

99.52	News Release dated March 23, 2020

99.53	Management Certification of Form 13-502F1 dated March 31, 2020

99.54	Consolidated Financial Statements of Akumin Inc. for the year ended December 31, 2019

99.55	Management Certification of Form 13-501F1 dated March 31, 2020

99.56	News Release dated March March 31, 2020

99.57	Refiled Management’s Discussion and Analysis of Akumin Inc. for the years ended December 31, 2019 and 2018

99.58	Refiled Annual Information Form of Akumin Inc. for the year ended December 31, 2019 dated March 31, 2020

99.59	Certification of Refiled Annual Filings by CFO dated April 13, 2020

99.60	Certification of Refiled Annual Filings by CEO dated April 13, 2020

99.61	Notice of Annual General and Special Meeting of Shareholders of Akumin Inc. dated April 7, 2020

99.62	Notice of Meeting and Management Information Circular dated April 7, 2020

99.63	Form of Proxy for Annual General Meeting and Special Meeting of Akumin Inc. to be held on May 14, 2020

99.64	Certificate re dissemination to shareholders dated April 16, 2020

99.65	News Release dated April 27, 2020

99.66	News Release dated May 13, 2020

99.67	News Release dated May 14, 2020

99.68	Condensed Interim Consolidated Financial Statements (Unaudited) of Akumin Inc. dated March 31, 2020

99.69	Management’s Discussion and Analysis of Akumin Inc. for the three-month periods ended March 31, 2020 and 2019

99.70	Certification of Interim Filings by CFO dated June 3, 2020

99.71	Certification of Interim Filings by CEO dated June 3, 2020

99.72	News Release dated June 3, 2020

99.73	Fourth Amendment to Loan Documents dated June 2, 2020, among Akumin Inc., Akumin Corp., BBVA USA, and the Lenders

99.74	News Release dated July 23, 2020

99.75	News Release dated July 29, 2020

99.76	News Release dated August 12, 2020

99.77	Management’s Discussion and Analysis of Akumin Inc. for the three-month and six-month periods ended June 30, 2020 and 2019

99.78	Condensed Interim Consolidated Financial Statements (Unaudited) of Akumin Inc. dated June 30, 2020

99.79	Certification of Interim Filings by CEO dated August 12, 2020

99.80	Certification of Interim Filings by CFO dated August 12, 2020

99.81	Consent of BDO USA, LLP dated August 28, 2020

99.82	Consent of Skoda Minotti & Co. dated August 28, 2020

99.83	Consent of Skoda Minotti & Co. dated August 28, 2020

99.84	Consent of PricewaterhouseCoopers LLP dated August 28, 2020

99.85	Consent of Ernst & Young LLP dated August 28, 2020

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AKUMIN INC.

By:	/s/ Riadh Zine
Name: Riadh Zine
Title: President & Chief Executive Officer

Date: August 28, 2020